SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Daqo New Energy Corp
(Name of Issuer)

Spon ADS Each Rep 5 Ord SHS
(Title of Class of Securities)

23703Q203
(CUSIP Number)

December 31,2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP • 23703Q203

1	NAMES OF REPORTING PERSONS
Ninety One UK Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,526,005

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,526,005

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,526,005

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

SCHEDULE 13G

CUSIP • 23703Q203

1	NAMES OF REPORTING PERSONS
Ninety One North America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,526,005

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,526,005

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,526,005

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Schedule 13G

Item 1(a).	Name of Issuer:

Daqo New Energy Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 29D, Huadu Mansion, 838 Zhangyang Road
Shanghai, 200122, The People’s Republic of China

Item 2(a).	Name of Person Filing:

Ninety One UK Limited

Ninety One North America, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Ninety One UK Limited
55 Gresham Street
London
EC2V 7HB
United Kingdom

Ninety One North America, Inc.
Park Avenue Tower
65 East 55th Street
30th Floor
New York, New York
10022
United States

Item 2(c).	Citizenship:

United Kingdom

United States

Item 2(d).	Title of Class of Securities:

Spon ADS Each Rep 5 Ord Shs

Item 2(e).	CUSIP Number:

23703Q203

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,526,005

(b)	Percent of class[1]:

5.07%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,526,005

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,526,005

1 Percentages are based on 541,446,223 shares of Common Stock outstanding as disclosed by the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Ninety One UK Limited and Ninety One North America, Inc. (“Ninety One NA”), in their capacity as discretionary investment advisers to its various clients, may be deemed to be the beneficial owners of 3,526,005 shares owned by such clients or for such clients’ benefit. Ninety One UK Limited and Ninety One NA in their capacity as discretionary investment advisers, have the power to dispose, direct the disposition of, and vote the shares.  The clients are entitled to receive all dividends from and proceeds from any sale of, the shares.  To the knowledge of Ninety One UK Limited and Ninety One NA no single client of Ninety One UK Limited and Ninety One NA owns 5% or more of the class. No shares are held by Ninety One UK Limited or Ninety One NA on their own account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of 14th February 2017 that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Sappi Limited and such statement to which this Joint Filing Agreement is attached as Exhibit 99.1 is filed on behalf of each of the undersigned.

Ninety One UK Limited

By: /s/ Adam Fletcher

General Counsel

Ninety One North America, Inc.

By: /s/ Dana Troetel

Head of Legal, Americas & CCO

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 07 2021
• Ninety One UK Limited

	By:	/s/ Adam Fletcher
		Name:	Adam Fletcher
		Title:	General Counsel

• Ninety One North America, Inc

By:	/s/ Dana Troetel
	Name:	Dana Troetal
	Title:	Head of Legal, America & CCO